                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------
                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 5)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                OHM CORPORATION
                           (NAME OF SUBJECT COMPANY)

                      INTERNATIONAL TECHNOLOGY CORPORATION
                                 IT-OHIO, INC.
                                    (BIDDER)
                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                670839 10 9
                   (CUSIP Number of Class of Securities)

                             ANTHONY J. DELUCA
                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
                    INTERNATIONAL TECHNOLOGY CORPORATION
                           2790 MOSSIDE BOULEVARD
                    MONROEVILLE, PENNSYLVANIA 15146-2792
                               (412) 372-7701
(Name, Address and Telephone Number of Person Authorizing to Receive Notices
                  and Communications on Behalf of Bidder)

                                 COPIES TO:
            PETER F. ZIEGLER                       JOSEPH B. FRUMKIN
            KAREN E. BERTERO                      SULLIVAN & CROMWELL
      GIBSON, DUNN & CRUTCHER LLP                  125 BROAD STREET
          333 S. GRAND AVENUE                  NEW YORK, NEW YORK 10004
     LOS ANGELES, CALIFORNIA  90071                  (212) 558-4000
           (213) 229-7000

                         CALCULATION OF FILING FEE
----------------------------------------------------------------------------
         TRANSACTION VALUATION                   AMOUNT OF FILING FEE
----------------------------------------------------------------------------
             $160,229,500*                        $   32,045.90**
----------------------------------------------------------------------------

* For purposes of fee calculation only. The total transaction value is based on 13,933,000 Shares, the number of shares for which the Offer (as defined herein) is made, multiplied by the offer price of $11.50 per Share.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

[_] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(a)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:  Not Applicable          Filing party:  Not Applicable

Form or registration no.:  Not Applicable        Date filed:    Not Applicable

     This Amendment No. 5 amends and supplements the Tender Offer Statement on
Schedule 14D-1, dated January 16, 1998 (the "Schedule 14D-1"), of IT-Ohio, Inc. (the "Purchaser") and International Technology Corporation ("Parent"), as amended, filed in connection with the Purchaser's offer to purchase 13,933,000 shares (each a "Share") of Common Stock, par value $0.10 per share, of OHM Corporation, an Ohio corporation (the "Company") as set forth in the Schedule 14D-1 (the "Schedule 14D-1"). All capitalized terms not defined herein have the meanings given to them in the Offer to Purchase (the "Offer to Purchase") filed as Exhibit (a)(1) to the Schedule 14D-1.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response to Item 4 is hereby amended and supplemented by the information set forth under Section 9 in the Supplement to the Offer to Purchase, filed as Exhibit (a)(12) hereto (the "Supplement"), and is incorporated herein by reference. See "THE TENDER OFFER--9. Source and Amount of Funds and Other Consideration."

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The response to Item 7 is hereby amended and supplemented by the information set forth under Section 12 in the Supplement and is incorporated herein by reference. See "THE TENDER OFFER--The Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Company Voting Agreement; The Parent Voting Agreement; The Option Termination Agreement; Appraisal Rights."

ITEM 10.  ADDITIONAL INFORMATION.

     (f) The response to Item 10(f) is hereby amended and supplemented as follows:

     The Offer has been extended to 12:00 midnight, New York City time, on Tuesday, February 24, 1998. Based on preliminary information provided by the Depositary, Parent reported that as of 6:00 p.m., New York City time, on February 17, 1998, approximately 11,230,200 Shares (including approximately 611,100 Shares subject to guaranteed delivery) have been tendered pursuant to the Offer. A copy of Parent's press release announcing such extension has been filed as Exhibit (a)(10) to this Amendment No. 5 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 11 is hereby amended and supplemented as follows:

     (a)(10) Press release, dated February 18, 1998.

     (a)(11) Second Amended and Restated Share Repurchase Agreement, dated as of February 17, 1998, among the Company, WMX, Rust, Rust Remedial Services Holding Company Inc. and Parent.

     (a)(12) Supplement to the Offer to Purchase, dated February 18, 1998, of Purchaser.

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

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  February 18, 1998

                              IT-OHIO, INC.

                              By  /s/ James G. Kirk
                                  -----------------
                                  James G. Kirk
                                  Secretary


                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  February 18, 1998

                           INTERNATIONAL TECHNOLOGY CORPORATION

                              By  /s/ James G. Kirk
                                  -----------------
                                  James G. Kirk
                                  Vice President and General Counsel

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NO.                     DESCRIPTION
-----------                     -----------
(a)(10)                         Press release, dated February 18, 1998.

(a)(11)                         Second Amended and Restated Share Repurchase
                                Agreement, dated as of February 17, 1998, among the Company, WMX, Rust, Rust Remedial Services
                                Holding Company Inc. and Parent.

(a)(12)                         Supplement to the Offer to Purchase, dated
                                February 18, 1998, of Purchaser.

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